UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                     --------------------------------------

                             FOUR OAKS FINCORP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   350891 10 7
                                 (CUSIP Number)

                                December 31, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [X]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                        (Continued on following page(s))

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY)

         William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a)  [ ]

                  (b)  [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America


NUMBER OF         5.   SOLE VOTING POWER              157,009.486
SHARES
BENEFICIALLY      6.   SHARED VOTING POWER                    -0-
OWNED BY
EACH              7.   SOLE DISPOSITIVE POWER        157,009.486
REPORTING
PERSON            8.   SHARED DISPOSITIVE POWER               -0-
WITH:

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  157,843.364

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [] (See Instructions)

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.9%

12.      TYPE OF REPORTING PERSON (See Instructions)

                  IN

Item 1.

(a)      Name of Issuer:

         Four Oaks Fincorp, Inc.

(b)      Address of Issuer's Principal Executive Offices

         6114 US 301 South
         Four Oaks, North Carolina  27524

Item 2.

(a)      Name of Person Filing

         This statement is filed by William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship.

(b)      Address of Principal Business Office or, if none, Residence:

         111 Aleah Court
         Clayton, North Carolina  27520

(c)      Citizenship:

         United States of America

(d)      Title of Class of Securities

         Common Stock, par value $1.00 per share

(e)      CUSIP Number

         350891 10 7

Item 3.

         Not  Applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

     As of December 31, 2003, the Reporting Person beneficially owned 157,843.364 Shares, which includes 416.939 shares owned by William Ashley Turner individually, 416.939 shares owned by Debra C. Turner, individually and 157,009.486 Shares owned by them as joint tenants with right of survivorship. The Reporting Person declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the Shares owned of record individually by William Ashley Turner or Debra C. Turner. The Reporting Person disclaims beneficial ownership of the Shares owned by William Ashley Turner and Debra C. Turner, individually.

          (b)  Percent of Class:

     Such 157,843.364 shares of Common Stock beneficially owned by the Reporting Person represent approximately 5.9% of the 2,676,263 shares of Common Stock outstanding as of December 31, 2003.

          (c)  Number of shares as to which the person has:

               (i)  sole power to vote or to direct the vote: 157,009.486

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of:
                    157,009.486

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  As stated above, William Ashley Turner and Debra C. Turner each beneficially own 416.939 Shares individually and have the right to receive dividends and proceeds from the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable

Item 9.           Notice of Dissolution of Group

                  Not Applicable

Item 10.     Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2004

                                   Signature:        /s/ William Ashley Turner
                                                    ____________________________
                                              Name: William Ashley Turner, in
                                                    his capacity as Joint Tenant
                                                    with right of survivorship


                                                    /s/ Debra C. Turner

                                              Name: Debra C. Turner, in her
                                                    capacity as Joint Tenant
                                                    with right of survivorship